UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 6, 2007, the Chilean Superintendencia de Valores y Seguros (the “SVS ”) fined Mr.Sebastián Piñera Echenique 19,470 Unidades de Fomento (approximately US$690,000) and fined Mr. Juan José Cueto 1,620 Unidades de Fomento (approximately US$58,000), both members of the board of directors and shareholders of Lan Airlines S.A. (the “Company”), for allegedly violating, through certain affiliates, Article 165, paragraph 1 of the Ley de Mercado de Valores (the “Securities Market Law” ) . Even though the SVS expressly stated that both Mr. Piñera and Mr. Cueto had not used any privileged information, it has stated the above mentioned provision as establishing that the Company's financial statements should be considered per se as privileged information, thus creating a duty to abstain from trading the securities prior to the disclosure of such financial statements. The administrative sanctions may be subject to judicial review.

The SVS commenced its administrative investigations on January 11, 2007 in respect of trading which occurred on July 24, 2006. The Company was not a party to the investigation or otherwise subject to the SVS sanctions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2007

Lan Airlines S.A.
/s/ Andrés del Valle Andrés del Valle Corporate Finance Director